UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 27, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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RHEIN BIOTECH SHAREHOLDERS APPROVE MERGER WITH CRUCELL SUBSIDIARY


PRESS RELEASE


RHEIN BIOTECH SHAREHOLDERS APPROVE MERGER WITH CRUCELL SUBSIDIARY

LEIDEN, THE NETHERLANDS, DECEMBER 22, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) has announced that Rhein Biotech N.V. shareholders, voting at a general meeting held earlier today, approved to effectuate the legal merger with Berna Rhein B.V, a Crucell group company. Rhein Biotech N.V. shareholders will receive 1.158 Crucell N.V. shares in exchange for each Rhein Biotech N.V. share held.

Crucell N.V. anticipates that the merger will be executed on Wednesday, December
27. Effective December 28, Rhein Biotech N.V. will cease to exist leading to the de-listing of its shares at the Frankfurt Stock Exchange. On the same day, the relevant number of Crucell N.V. shares will be delivered to the persons holding Rhein Biotech N.V. shares at the end of the last trading day (December 27) with any remaining fraction to be settled in cash.

Bearer shares will be settled through the book-entry facilities of Clearstream Banking A.G. and its participants. Shareholders do not need to take any action themselves.

EVENT CHRONOLOGY
27 December 2006: Execution notarial deed of merger. The merger will take effect one day after the execution of the deed of merger.
27 December 2006: Last day of trading in Rhein Biotech N.V. shares on the Frankfurt stock exchange.
27 December 2006(after close of trading): Record date for exchange of Rhein Biotech N.V. shares into Crucell N.V. shares (with remaining fraction to be settled in cash)
28 December: Rhein Biotech N.V. ceases to exist.
28 December 2006: Issuance and delivery of Crucell N.V. shares to eligible holders of Rhein Biotech N.V. shares as of the record date with any remaining fraction to be settled in cash).

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets across the globe. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                       FOR CRUCELL IN THE US:
Leonard Kruimer                    REDINGTON, INC.
Chief Financial Officer            Thomas Redington
Tel. +31-(0)71-524 8722            Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com        tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   December 27, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer